ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

William M. Beaudoin
T +1 617 854 2337
william.beaudoin@ropesgray.com

February 26, 2018

VIA EDGAR

Ms. Kimberly A. Browning, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Browning:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 183 (the “485(a) Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 29, 2017, relating to AMG GW&K U.S. Small Cap Growth Fund and AMG Managers Fairpointe ESG Equity Fund (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

1. Comment: The Staff notes that certain material information was omitted from the 485(a) Amendment. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from the 485(a) Amendment will be filed with the SEC in the 485(b) Amendment.

2. Comment: To the extent each Fund’s fee table, portfolio turnover rate and performance data were not included in the 485(a) Amendment, please provide such information to the Staff at least one week before filing the 485(b) Amendment.

Response: The Trust notes that each Fund’s fee table was included in the 485(a) Amendment. Each Fund’s portfolio turnover rate and performance data were provided to the Staff via an EDGAR correspondence filing made on February 21, 2018.

3. Comment: Please explain how AMG Managers Fairpointe ESG Equity Fund satisfied the shareholder notice requirements of Rule 35d-1(a)(2)(ii) under the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the Fund’s name change.

Response: Rule 35d-1(a)(2)(ii) requires a fund that has adopted a policy pursuant to Rule 35d-1(a)(2)(i) to provide the fund’s shareholders with at least 60 days prior notice of any change in the policy. Although the Fund’s name changed from AMG Managers Fairpointe Focused Equity Fund to AMG Managers Fairpointe ESG Equity Fund on October 1, 2017, its policy adopted pursuant to Rule 35d-1(a)(2)(i) to invest at least 80% of its assets in a select number of equity securities that the subadviser believes to be trading at a significant discount to intrinsic value did not change and, therefore, no notice was required under Rule 35d-1(a)(2)(ii).

4. Comment: Please confirm each Fund’s fee waiver agreement has been, or will be, filed as an exhibit to the Trust’s Registration Statement.

Response: The Trust confirms that it will file each Fund’s fee waiver agreement as an exhibit to the 485(b) Amendment.

5. Comment: Please confirm the shareholder servicing fees paid by each Fund are not subject to the requirements of Rule 12b-1 of the 1940 Act.

Response: The Trust confirms that it does not view the shareholder servicing fees paid by each Fund as being required to be paid pursuant to a plan adopted under Rule 12b-1 under the 1940 Act.

6. Comment: In the following disclosure that appears in a footnote to each Fund’s “Annual Fund Operating Expenses” table, please clarify what is meant by the phrase “[i]n general” or delete such phrase:

In general, for a period of up to 36 months from the time such amounts are paid, waived or reimbursed by the Investment Manager, the Investment Manager may recover from the Fund such fees waived and expenses paid, provided that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the parenthetical above) to exceed the contractual expense limitation amount.

Response: The Trust respectfully submits that the phrase “[i]n general” is intended to signify that the Trust is generalizing or summarizing the terms of the recoupment provision of each Fund’s contractual expense limitation agreement, as opposed to describing the recoupment arrangement in extensive detail. The Trust does not believe that additional disclosure detailing the operation of the recoupment arrangement would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

7. Comment: Please clarify that, during each Fund’s recoupment period, the Investment Manager may recover from the Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount.

Response: The Trust confirms that, during the recoupment period, the Investment Manager may recover from a Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount. Because the recoupment provision in each Fund’s contractual expense limitation agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

8. Comment: To the extent AMG GW&K U.S. Small Cap Growth Fund invests principally in a particular industry or sector, please revise the Fund’s principal investment strategy and risk disclosure to reflect the Fund’s investments in such industry or sector.

Response: The Trust notes that the Fund includes “Sector Risk” as a principal risk of investing in the Fund, and describes the specific risks of investing in the information technology and healthcare sectors. With respect to the Fund’s principal investment strategy disclosure, the Trust notes that the Fund may invest in stocks in any market industry or sector. The Fund does not have a strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors. The Fund’s industry and sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific industry or sector should be discussed in the “Principal Investment Strategies” section of the Fund’s Prospectus.

9. Comment: AMG GW&K U.S. Small Cap Growth Fund’s “Principal Investment Strategies” section of the Fund’s Prospectus states that the subadviser “intends to assemble a portfolio of securities diversified as to companies and industries.” Given the Staff’s view that the disclosure should reflect what the Fund is actually doing, please revise as appropriate to more accurately describe the Fund’s current, rather than anticipated, portfolio holdings.

Response: The Trust respectfully submits that the quoted language accurately describes the subadviser’s current investment process. The Trust believes it is appropriate to qualify this description of the subadviser’s investment process with the phrase “intends to”, given that the subadviser may not always be successful in assembling a portfolio of securities with a particular set of characteristics. The Trust further notes that the Fund’s “Management Risk” disclosure states that “[t]here can be no guarantee that the Subadviser’s investment techniques and risk analysis will produce the desired result.” Nonetheless, in response to the Staff’s comment, the Trust will replace the phrase “intends to” with “seeks to.”

10. Comment: AMG GW&K U.S. Small Cap Growth Fund discloses “Liquidity Risk” as a principal risk of investing in the Fund. Please add related disclosure to the “Principal Investment Strategies” section of the Prospectus.

Response: As discussed in the section of the Funds’ Prospectus captioned “Additional Information About the Funds—Summary of the Funds’ Principal Risks—Liquidity Risk,” the Trust considers investments in securities having small market capitalizations to involve heightened liquidity risk. Because the Fund principally invests in equity securities of small capitalization companies, and discloses the same in the “Principal Investment Strategies” section of the Prospectus, the Trust respectfully declines to make the requested change.

11. Comment: AMG GW&K U.S. Small Cap Growth Fund discloses “Sector Risk” as a principal risk of investing in the Fund and states that stocks in the information technology and healthcare sectors may comprise a significant portion of the Fund’s portfolio. Please add related disclosure to the “Principal Investment Strategies” section of the Prospectus and consider enhancing the discussion of the risks of each sector, perhaps by giving each sector in which the Fund invests principally its own risk paragraph.

Response: The Trust notes that the Fund may invest in stocks in any market sector. The Fund does not have a strategy to focus its investments in any particular sector, but may have a significant amount of its assets invested in stocks in a single or small number of sectors. The Fund’s sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific sector should be discussed in the “Principal Investment Strategies” section of the Fund’s Prospectus. The Trust also respectfully submits that it believes that the Fund’s current disclosure regarding the risks of each sector is sufficient.

12. Comment: In the “Performance” section of AMG GW&K U.S. Small Cap Growth Fund’s Prospectus, if the expenses of Class Z shares are higher than the expenses of Class N or Class I shares, please revise the disclosure to reflect this and state that the annual returns for Class Z shares would be lower than the annual returns for Class N and Class I shares.

Response: As disclosed in the Fund’s “Annual Fund Operating Expenses” table in the Fund’s Prospectus, the expenses for Class Z shares are lower than the expenses for Class N and Class I shares.

13. Comment: Please confirm that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that the portfolio managers of each Fund are jointly and primarily responsible for the day-to-day management of the Fund. The Trust notes that the following disclosure appears in the “Fund Management” section of the Prospectus, and will be amended as marked below:

The following provides information about the individual portfolio manager(s) who are either individually (for Funds with one portfolio manager) or jointly and primarily (for Funds with more than one portfolio manager) responsible for the day-to-day management of the Funds.

14. Comment: AMG Managers Fairpointe ESG Equity Fund’s disclosed investment objective is to “[seek] long-term total return through capital appreciation.” Please confirm if the Fund’s investment objective should instead be to “[seek] long-term total return through capital appreciation and income” [emphasis added], and if so, please enhance the Fund’s “Principal Investment Strategies” disclosure to state how the Fund intends to pursue the income portion of its investment objective.

Response: The Trust confirms that the Fund’s investment objective is correct as currently disclosed in the Fund’s Prospectus.

15. Comment: Please confirm there was no change to AMG Managers Fairpointe ESG Equity Fund’s management fee in connection with the recent changes to the Fund’s strategies and name.

Response: The Trust confirms there was no change to AMG Managers Fairpointe ESG Equity Fund’s management fee in connection with the recent changes to the Fund’s strategies and name.

16. Comment: In the “Principal Investment Strategies” section of the Prospectus for AMG Managers Fairpointe ESG Equity Fund, please specify the types of equity securities in which the Fund may invest and the issuers of such securities.

Response: The Trust respectfully submits that the “Principal Investment Strategies” section of the Fund’s Prospectus discloses the types of equity securities in which the Fund may principally invest, including stocks, equity securities within and outside of the capitalization range of the Russell 1000 Index (including small-cap companies), convertible securities (including convertible preferred stocks and convertible bonds), and foreign securities (directly and through depositary receipts). The Trust believes such disclosure is sufficient and in accordance with the requirements of Form N-1A.

17. Comment: Given that AMG Managers Fairpointe ESG Equity Fund uses the term “ESG” in its name, please revise the “Principal Investment Strategies” section of the Fund’s Prospectus to include a policy requiring the Fund to invest, under normal circumstances, at least 80% of its assets in securities that meet ESG investment criteria, as the Staff views such securities as a type of investment for Rule 35d-1 purposes.

Response: The Trust believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Trust believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” Under normal conditions, the Fund will invest at least 80% of its assets in a select number of equity securities that the subadviser believes to be trading at a significant discount to intrinsic value. In selecting such equity securities, the subadviser employs an ESG strategy whereby the subadviser prefers investment in companies that it deems to have strong environmental, social, and governance records. Accordingly, the Trust respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “ESG.”

18. Comment: In the “Principal Investment Strategies” section of the Prospectus for AMG Managers Fairpointe ESG Equity Fund, please add disclosure clarifying how the Fund’s ESG investment criteria applies to the subadviser’s process of selecting portfolio securities. The Staff notes that it is not sufficient to rely on the subadviser’s judgment with respect to the security selection process; rather, the particular factors considered by the subadviser in selecting portfolio securities should be disclosed.

Response: The Trust believes that the description of how the subadviser applies ESG investment criteria to the subadviser’s process of selecting portfolio securities is adequate and accurately reflects the subadviser’s investment process. However, in response to the Staff’s comment, the Trust will enhance the disclosure in the “Principal Investment Strategies” section of the Prospectus as shown below.

In selecting stocks, the subadviser prefers investment in companies it deems to have strong environmental, social and governance (ESG) records and seeks to avoid those with inferior ESG records relative to the market and peers. The Fund incorporates certain ESG guidelines in the selection of individual securities and in portfolio construction. The subadviser uses internal guidelines as well as third-party research and databases to evaluate and rank a company’s ~~ESG~~ record with respect to each ESG component, and then establishes an overall ranking of the company’s ESG record. In establishing an overall ESG ranking for a company, the subadviser places a greater emphasis on the governance component of ESG, as it believes that good governance can also lead to more responsible behavior in the social and environmental components of ESG.

19. Comment: AMG Managers Fairpointe ESG Equity Fund’s “Principal Investment Strategies” section of the Prospectus states that the Fund may sell an investment in a company whose “ESG record declines.” Please add disclosure clarifying what this means and the criteria used by the subadviser to make such a determination.

Response: The Trust believes that the description of how the subadviser applies ESG investment criteria to the subadviser’s process of selecting portfolio securities is adequate and accurately reflects the subadviser’s investment process. However, in response to the Staff’s comment, the Trust will enhance the disclosure in the “Principal Investment Strategies” section of the Prospectus as shown below.

Once the Fund invests in a company, the subadviser intends to monitor that company’s ESG record and, in some cases, the Fund may sell an investment in a company whose ESG ~~record~~ ranking assigned by the subadviser declines below that which it was at the time of purchase, even if the other investment fundamentals of the company are positive.

20. Comment: To the extent AMG Managers Fairpointe ESG Equity Fund may invest in companies of any market capitalization, please explain why the “Principal Investment Strategies” section of the Prospectus states that the Fund “typically expects to invest in companies having a market capitalization at the time of acquisition within the capitalization range of the Russell 1000 Index.”

Response: The Trust notes that Instruction 2 to Item 9(b)(1) of Form N-1A provides that “[i]n determining what is a principal investment strategy, consider, among other things, the amount of the Fund’s assets expected to be committed to the strategy.” The Trust respectfully submits that the disclosure in question accurately reflects the extent to which the Fund typically expects to invest in companies of a particular market capitalization, even though the Fund is also permitted to make investments in companies outside that market capitalization.

21. Comment: The Staff notes that the “Principal Investment Strategies” section of the Prospectus for AMG Managers Fairpointe ESG Equity Fund mentions convertible bonds and foreign securities. To the extent the Fund includes a particular type of investment in the “Principal Investment Strategies” section of the Prospectus, please include corresponding disclosure regarding the characteristics and principal risks of such investment. To the extent an investment strategy is not principal, it should not be included in the “Principal Investment Strategies” section.

Response: The Trust confirms that convertible securities (including convertible preferred stocks and convertible bonds) and foreign securities are types of securities in which the Fund may principally invest in pursuing its investment strategy, and notes that the Prospectus includes disclosure regarding the characteristics of such investments. For example, the disclosure indicates that the Fund may invest in foreign securities directly and through depositary receipts, and explains that convertible debt securities are convertible into shares of the issuer’s common stock and bear interest. The Trust further notes that the Fund includes “Convertible Securities Risk” and “Foreign Investment Risk” as principal risks of investing in the Fund.

22. Comment: The “Principal Investment Strategies” section of AMG Managers Fairpointe ESG Equity Fund’s Prospectus states the Fund may invest in depositary receipts. Please disclose in the Item 4 or Item 9 disclosure the types of depositary receipts in which the Fund may invest (e.g., ADRs).

Response: The requested change has been made.

23. Comment: The “Principal Investment Strategies” section of AMG Managers Fairpointe ESG Equity Fund’s Prospectus states the following:

To manage risk, the subadviser employs a valuation discipline that attempts to purchase securities trading at a substantial discount to intrinsic value, limits position sizes and sector exposure, and adheres to a strong sell discipline.

Please explain what is meant by “adheres to a strong sell discipline” in accordance with Item 9(b)(2) of Form N-1A.

Response: The Trust believes that the above quoted language, coupled with the additional disclosure in the Fund’s “Additional Information About the Funds—Additional Information about the Fund’s Principal Investment Strategies” section regarding the various reasons for which the Fund may trim its position in a security or eliminate a security from its portfolio, is adequate and consistent with the manner in which the subadviser characterizes its investment process.

24. Comment: Please add a specific “Equity Risk” paragraph to AMG Managers Fairpointe ESG Equity Fund’s Prospectus.

Response: The Trust believes the risks of investing in equity securities are adequately disclosed in the “Principal Risks” and “Additional Information About the Funds—Summary of the Funds’ Principal Risks” sections of the Fund’s Prospectus. In particular, the Trust submits that “Market Risk” describes the risks of investing in equity securities generally, and several other risk factors describe the risks of investing in particular types of equity securities (see, e.g., Convertible Securities Risk, Growth Stock Risk, Liquidity Risk, Small- and Mid-Capitalization Stock Risk, and Value Stock Risk). The Trust also notes that the risks of investing in equity securities are further described in the Fund’s Statement of Additional Information (“SAI”).

25. Comment: As noted in Comment 21, bonds are included in the “Principal Investment Strategies” section of the Prospectus for AMG Managers Fairpointe ESG Equity Fund. Please add related disclosure to the “Principal Risks” section of the Prospectus.

Response: The “Principal Investment Strategies” section of the Prospectus discloses that the Fund may invest in convertible securities (including convertible preferred stocks and convertible bonds). The Trust notes that the Fund discloses “Convertible Securities Risk” as a principal risk of investing in the Fund, and submits that such risk disclosure adequately discusses the risks of investing in convertible bonds.

26. Comment: AMG Managers Fairpointe ESG Equity Fund discloses “Convertible Securities Risk” as a principal risk of investing in the Fund. Please add related disclosure to the

“Principal Investment Strategies” section of the Prospectus describing the specific types of such securities in which the Fund may invest.

Response: The Trust notes that the “Principal Investment Strategies” section of the Fund’s Prospectus states that the Fund may invest in “convertible securities (including convertible preferred stocks and convertible bonds).” The Trust respectfully submits that this disclosure adequately describes the specific types of convertible securities in which the Fund may invest.

27. Comment: AMG Managers Fairpointe ESG Equity Fund discloses “Focused Investment Risk” as a principal risk of investing in the Fund. Please add related disclosure to the “Principal Investment Strategies” section of the Prospectus.

Response: The requested change has been made.

28. Comment: AMG Managers Fairpointe ESG Equity Fund discloses “Sector Risk” as a principal risk of investing in the Fund and states that stocks in the consumer discretionary sector may comprise a significant portion of the Fund’s portfolio. Please add related disclosure to the “Principal Investment Strategies” section of the Prospectus.

Response: The Trust notes that the Fund may invest in stocks in any market sector. The Fund does not have a strategy to focus its investments in any particular sector, but may have a significant amount of its assets invested in stocks in a single or small number of sectors. The Fund’s sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific sector should be discussed in the “Principal Investment Strategies” section of the Fund’s Prospectus.

29. Comment: To the extent AMG Managers Fairpointe ESG Equity Fund may invest in companies of any market capitalization, please explain why the Russell 1000 Index, an index the Staff considers to represent companies with large market capitalizations, is an appropriate broad-based securities market index to include in the Fund’s Average Annual Total Returns table, per the requirements of Item 4(b)(2)(iii) of Form N-1A.

Response: The Trust notes that “appropriate broad-based securities market index” is defined in Instruction 5 to Item 27(b)(7) of Form N-1A to mean one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Trust respectfully submits that the Russell 1000 Index meets this definition. Further, because the Fund typically expects to invest in companies having a market capitalization at the time of acquisition within the capital range of the Russell 1000 Index, the Trust believes it is appropriate to compare the Fund’s performance to that of the Russell 1000 Index.

30. Comment: In the “Additional Information about the Funds” section of the Prospectus, the Staff notes that the defined term “Fund” is used. To the extent any disclosure is applicable to a particular Fund please ensure it is clearly identified or revise the disclosure accordingly.

Response: The Trust notes that, with the exception of the “Summary of the Funds’ Principal Risks” sub-section of the “Additional Information about the Funds” section of the Prospectus, the name of the applicable Fund is listed at the top of each page of the section and, therefore, believes the applicable Fund is clearly identified. With respect to the “Summary of the Funds’ Principal Risks” sub-section, the Trust has revised its disclosure to clearly indicate which principal risks are applicable to each Fund.

31. Comment: Please ensure that the securities in which the AMG Managers Fairpointe ESG Equity Fund may principally invest and that are included in the Item 9 disclosure are also summarized in the Item 4 disclosure. The Staff notes that the following instruments have not been summarized in the Item 4 disclosure and should be if they’re principal: below investment grade (high yield) securities, corporate debt securities, derivatives, emerging market securities, ETFs, ETNs, fixed income securities, PTPs, REITs, Rule 144A securities, senior loans, and U.S. government securities, including U.S. government agency securities.

Response: The Trust has revised its disclosure to remove references to the identified instruments from the Item 9 disclosure and describe them instead in the Fund’s SAI, as they are non-principal investment strategies of the Fund.

32. Comment: In the “Additional Information About the Funds” section of the Prospectus, please clarify principal versus non-principal investments of the Funds.

Response: As noted above, the Trust has revised its disclosure to remove references to below investment grade (high yield) securities, corporate debt securities, derivatives, emerging market securities, ETFs, ETNs, fixed income securities, PTPs, REITs, Rule 144A securities, senior loans, and U.S. government securities, including U.S. government agency securities, from the Item 9 disclosure and describe them instead in the Fund’s SAI, as they are non-principal investment strategies of the Fund.

33. Comment: Please confirm the following disclosure under “Shareholder Guide – Investing Through an Intermediary” in the Prospectus complies with Rule 22c-1 under the 1940 Act or revise accordingly:

If you invest through a third party such as a bank, broker-dealer (including through a fund supermarket platform), trust company or other financial intermediary (each of the above, a “Financial Intermediary”), rather than directly with the Funds, certain purchase and redemption policies, fees, and minimum investment amounts may differ from those described in this Prospectus.

Response: The Trust believes the above quoted disclosure is not inconsistent with Rule 22c-1.

34. Comment: The “Shareholder Guide – Investing Through an Intermediary” section further states the following:

Many, if not all, of these Financial Intermediaries may receive various forms of compensation in connection with the sale of Fund shares and/or the servicing of shareholder accounts. Such compensation from the Funds may include receipt of distribution (12b-1) fees and/or shareholder servicing fees. . . . [Shareholder servicing] payments are made pursuant to written agreements between the Financial Intermediaries and the Investment Manager, the Distributor and/or a Fund.”

Please confirm that any distribution (12b-1) fees paid by the Funds to Financial Intermediaries are made pursuant to a 12b-1 plan. In addition, please add disclosure clarifying the Financial Intermediaries that are being referenced here and describing the terms of the applicable agreements.

Response: The Trust confirms that any distribution (12b-1) fees paid by the Funds to Financial Intermediaries are made pursuant to a 12b-1 plan and notes that such payments are described separately in the Prospectus under “Shareholder Guide – Distribution and Service (12b-1) Fees.” The Trust further notes that the Funds’ Prospectus and SAI include additional disclosure about the Funds’ arrangements with Financial Intermediaries that provide assistance with the servicing of shareholder accounts. In particular, the Prospectus discloses that the services received from Financial Intermediaries include “account maintenance, transaction processing and customer liaison services” and the SAI states that “[t]he Funds may from time to time make payments to such broker-dealers or processing organizations for certain recordkeeping services. Investors who do not wish to receive the services of a broker-dealer or processing organization may consider investing directly with the Trust.” In addition, the maximum amount of shareholder servicing fees that shareholders of each class of shares of a Fund may bear is disclosed in the Prospectus under “Additional Information About the Funds – Additional Information About the Fund’s Expenses and Performance,” “Shareholder Guide – Choosing A Share Class” and “Shareholder Guide – Investing Through an Intermediary.”

The Trust believes that the current disclosure adequately describes its arrangements with Financial Intermediaries and satisfies the prospectus requirements of Form N-1A.

35. Comment: The “Shareholder Guide – Investing Through an Intermediary” section further states the following:

These payments are made pursuant to written agreements between the Financial Intermediaries and the Investment Manager, the Distributor and/or a Fund.

Please explain which agreements this sentence references and what the parties are entitled to under such agreements.

Response: As more fully discussed in response to Comment 34 above, the Trust believes that it adequately discloses its arrangements with Financial Intermediaries.

36. Comment: In the “Processing Orders” section of the Funds’ Prospectus, if applicable, consider clarifying how the Funds will handle redemptions-in-kind (e.g., by stating that redemptions-in-kind will be made on a pro-rata basis, or will consist of individual portfolio securities or a representative basket of portfolio securities).

Response: Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)[emphasis added].” The Trust believes the disclosure that is contained in the Funds’ Prospectus under “Processing Orders” appropriately communicates to investors information about the Funds’ ability to redeem in-kind and complies with the requirements of Item 11(c)(8). Therefore, the Trust respectfully declines to make the requested change.

37. Comment: The “Purchase, Redemption and Pricing of Shares – Purchasing Shares” section of the Funds’ SAI states that the Trust “reserves the right to determine which customers and which purchase orders the Trust will accept.” Please explain the concept of “acceptance” in this statement and how it complies with Rule 22c-1 under the 1940 Act.

Response: Rule 22c-1 states that “[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell [emphasis added], redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.” The Trust respectfully submits that a Fund has the right to determine, in the first instance, whether to accept or reject a purchase order. However, once a purchase order has been accepted, Rule 22c-1 applies.

38. Comment: Please ensure the term “proper form” is used consistently throughout the section “Purchase, Redemption and Pricing of Shares” in the SAI.

Response: The Trust believes the term “proper form” is used consistently throughout the section “Purchase, Redemption and Pricing of Shares” in the SAI.

39. Comment: The “Purchase, Redemption and Pricing of Shares – Purchasing Shares” section of the SAI states the following:

Purchase orders received after 4:00 p.m. from certain processing organizations that have entered into contractual arrangements with the Investment Manager will also receive that day’s offering price, provided that the orders the processing organization transmits to the Investment Manager were received in proper form by the processing organization before 4:00 p.m.

Please confirm how this complies with Rule 22c-1 under the 1940 Act. The Staff notes that with respect to a Rule 22c-1-designated financial intermediary, shares of the Funds are priced based on the NAV per share that is next calculated after receipt of the purchase order.

Response: The Trust believes that the above quoted disclosure is consistent with Rule 22c-1 because orders in proper form received by certain processing organizations may be deemed received by the Fund. For example, an organization receiving purchase orders may have limited authority to act as agent for a Fund for these purposes and subject to the limitations of such agency.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc : Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.